October 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Moleculin Biotech, Inc.

Registration Statement on Form S-1

Registration No. 333-227845

Ladies and Gentlemen:

Reference is made to the letter request of Moleculin Biotech, Inc., a Delaware corporation (the “Company”), for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on October 24, 2018, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The Acceleration Request inadvertently included an incorrect date for acceleration. The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Very truly yours,

Moleculin Biotech, Inc.

By:	/s/ Jonathan Foster
Name: Jonathan Foster
Title: Chief Financial Officer